FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2001

GOLD RESERVE INC.

Address Of Principal Executive Offices: ....926 West Sprague Avenue
Suite 200
Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F
or Form 40-F.

    Form 20-F__X__   Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also
thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

    Yes ____   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):

GOLD RESERVE INC.

June 30, 2001

Interim Financial Report

Forward Looking Statements

The information presented in or incorporated by reference in this interim financial report includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) relating to the future results of Gold Reserve Inc. (the "Company"), which involve risks and uncertainties. Except where the context indicates otherwise, "Company" means Gold Reserve Inc., its predecessor Gold Reserve Corporation and subsidiaries.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the following risks:

- actual reserves could vary considerably from estimates presently made,
- volatility of metals prices and estimated metal production,
- concentration of operations and assets in Venezuela,
- regulatory, political and economic risks associated with Venezuelan operations,
- inability to obtain adequate funding for future development of the Brisas property,
- dependence upon the abilities and continued participation of key employees,
- other uncertainties normally incident to the operation and development of mining properties.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this interim financial report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators.

All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Operations Overview

The Company's Brisas property, a gold and copper deposit, is located in the Kilometer 88 mining district in the State of Bolivar, southeastern Venezuela. Exploration and development activities on the property include 165,000 meters of drilling. The mineral resource on the Brisas property is estimated at 9.9 million ounces of gold and approximately 1.13 billion pounds of copper. The mineralization is contained within an area approximately 1,900 meters long and 500 to 900 meters wide and continues for an unknown distance down dip to the west, to the north and below the current mineralized resource.

The Brisas mining facility is presently estimated to cost between $350 and $400 million and will process an estimated 55,000 tonnes per day, yielding an average annual production of approximately 362,000 ounces of gold and 46 million pounds of copper, over a mine life of 13 years. The plan for the development of the property as it presently exists includes on-site copper processing utilizing an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold. Implementation of this process would eliminate significant transportation costs for the copper gold concentrates to an off-site smelter resulting in improved Brisas project economics. Construction of the proposed mining facility, if warranted, is expected to take approximately 18 to 24 months.

Based on Gold Institute guidelines, cash operating costs are estimated at $153 per ounce of gold (using $300 per ounce gold, $0.90 per pound copper and on-site copper processing) and total after-tax costs are estimated at $243 per ounce of gold (including operating costs, working capital, initial capital and life of mine capital less sunk costs). Estimated cost per ounce of gold is determined net of copper revenues.

Reserve Estimate Audits

Considerable data compiled by the Company has been closely scrutinized by Behre Dolbear & Company, Inc. ("Behre Dolbear") and a number of other consultants. Behre Dolbear has audited the Company's data collection procedures, its modeling and reserve methodology and reserve estimates.

The results of the audits determined that the technical data collection procedures used by the Company meet or exceed accepted industry standards; the assay laboratories utilized provided reliable and acceptable results; the database compiled by the Company is of a quality appropriate for utilization in a reserve study suitable for obtaining financing; the estimating techniques used by the Company were an accurate representation for the reserves; the drill hole spacing was sufficient to generate future estimates of proven and probable reserves; the database was correct and reliable; the reserve risk for the project is low and there is upside potential for additional reserves at the Brisas property because the mineralization can be extrapolated with quite high confidence beyond the current drilling in the down dip direction and to the north.

The mineral reserve and resource estimates set forth in this document have been prepared in accordance with the disclosure requirements of applicable Canadian Securities Commissions. Such estimates will not qualify the property as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission until the economic viability of the project is established and documented in a final feasibility study.

Mineral Resource Estimates

The Brisas property is estimated to contain a total mineral resource of 9.9 million ounces of gold and approximately 1.13 billion pounds of copper (based on 0.5 gram per tonne gold equivalent cut-off). The mineral resource, effective November 1999, is summarized in the following tables:

		Measured			Indicated			Inferred			Total	
Au Eq Cutoff Grade	kt	Au (g/t)	Cu (%)	kt	Au (g/t)	Cu (%)	kt	Au (g/t)	Cu (%)	kt	Au (g/t)	Cu (%)
0.50	221,042	0.805	0.111	145,028	0.690	0.155	40,103	0.733	0.110	406,173	0.757	0.127

(millions)	Measured		Indicated		Inferred		Total	
Au Eq Cutoff Grade	Au oz.	Cu lb.	Au oz.	Cu lb.	Au oz.	Cu lb.	Au oz.	Cu lb.
0.50	5.721	541.0	3.217	495.7	0.945	97.3	9.883	1,134.0

Mineral Reserve Estimate

The Brisas property is estimated to contain approximately 235 million tonnes of ore with an average grade of 0.79 grams per tonne gold and 0.14% copper and a waste to ore ratio of 1.63:1. The mineral reserve estimate, effective January 2000, has been prepared in accordance with reporting requirements of applicable Canadian Securities Commissions and is presented in tabular form below:

Class	Reserve tonnes (thousands)	Au grade (g/t)	Cu grade (%)	Au ounces (thousands)	Cu pounds (thousands)	Waste tonnes (thousands)	Total tonnes (thousands)	Strip Ratio
Proven	187,443	0.814	0.119	4,906	491,841			
Probable	47,411	0.682	0.205	1,040	214,309			
Total [1]	234,854	0.787	0.136	5,946	706,150	383,912	618,766	1.63

[1] Using $300/oz Au, $0.80/lb Cu and $3.30/tonne revenue cutoff

Outlook

The ultimate design and future construction of the plant is subject to the results of the final feasibility study. Management continues to focus on obtaining permits, securing additional process facility sites, developing infrastructure and waste deposition. Additional metallurgical, geotechnical and hydrological investigations, negotiations related to such things as electrical power supply and development and condemnation drilling will occur as a part of the completion of the final feasibility study. The completion of the final feasibility study and the timing of future development of the Brisas property will be influenced by, among other items, prevailing gold and copper prices.

Brisas-Cristinas Combined Project

As a result of the sustained low price of gold, the Company has evaluated various alternatives to the development of the Brisas property. Management has concluded that the best alternative, and the most rational way to develop the Brisas property, is to combine it with the contiguous Cristinas property and jointly develop the properties as one large project. The Company has presented the combined project to various Venezuelan government decision-makers and Management believes the proposal has been favorably received.

MINCA, a joint venture company between Placer Dome Inc. and Corporacion Venezolana de Guayana (CVG), a Venezuelan government corporation, holds the gold and copper rights related to the Cristinas property through a Ministry of Energy and Mines concession and CVG work contract.

On July 13, 2001, Placer Dome Inc. announced that it sold its interest in MINCA to Vannessa Ventures Ltd. of Vancouver, British Columbia.

It is unclear how the recent sale of Placer Dome Inc.'s interest in MINCA will effect the development of the Cristinas property either on a stand-alone or combined project basis.

The development of the combined project is dependent upon:

- CVG, Vannessa Ventures Ltd. and Placer Dome Inc. resolving various issues relating to the recent sale including the ultimate determination of MINCA's on-going activities;

- Various approvals by the government of Venezuela;

- Completion of a feasibility study; and

- Obtaining adequate financing.

There can be no assurances that the development of the combined project will proceed and, if it does, what the Company's interest in the combined project will be.

Management believes the development of Brisas and Cristinas as a combined project is the most rational approach to exploit the orebody. In addition, the combined project, versus two stand-alone projects, offers the best solution economically, environmentally and socially.

Financial Overview

The consolidated financial statements contained herein have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects from accounting principles generally accepted in the United States of America. You are urged to refer to the December 31, 2000 audited consolidated financial statements. The notes contained in the annual financial statements also apply to these interim financial statements at June 30, 2001 and are not repeated herein.

The financial information given in the accompanying unaudited financial statements reflects all normal, recurring adjustments which, in the opinion of management, are necessary for a fair presentation for the periods reported. (All amounts are stated in U.S. Dollars).

The total financial resources of the Company, cash plus current and non-current marketable securities (primarily consisting of highly liquid US treasury and agency obligations), decreased $1.0 million from December 31, 2000 to approximately $15.9 million as of June 30, 2001.

	June 30, 2001	December 31, 2000
Cash and equivalents	$ 9,224,883	$ 10,108,111
Marketable securities - current	5,397,800	3,045,421
Marketable securities - non-current	1,313,785	3,790,030
	$ 15,936,468	$ 16,943,562

Planned expenditures for 2001 are estimated at $3.1 million. Expenditures include development activities directly on the Brisas property, corporate management of the Brisas property, activities related to the advancement of the proposal to combine the Brisas and Cristinas properties and exploration activities other than on the Brisas property. Interest income for 2001 is projected to be approximately $0.9 million. Management anticipates that its combined cash and investment position will be sufficient to cover estimated operational and capital expenditures (excluding estimated mine construction costs) beyond 2002.

Future construction costs and development expenses, and the cost of placing the Brisas property or additional future properties into production, if warranted, are expected to be financed by a combination of the sale of additional common stock, bank borrowings or other means. Management does not plan to raise funds through the sale of equity or debt in the near future. Whether and to what extent additional or alternative financing options are pursued by the Company depends on a number of important factors, including the price of gold, management's assessment of the financial markets, the potential acquisition of additional properties or projects and the overall capital requirements of the consolidated corporate group.

Consolidated net loss for the three and six months ended June 30, 2001 amounted to $319,490 and $459,769 or $0.01 and $0.02 per share compared to consolidated net loss of $234,858 and $778,539 or $0.01 and $0.03 per share for the same periods in 2000. The net loss for the six months ended June 30, 2001 decreased from the prior period primarily as a result of gains on sales of marketable securities in 2001 as compared to losses on sales of marketable securities during the same three-month period in 2000.

As of July 31, 2001, the Company had the following shares, equity units and share options outstanding:

Class A common	22,434,833
Equity units*	1,038,867
Options to purchase Class A common shares	3,420,204

*An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into class A common shares of Gold Reserve Inc. on a one to one basis.

CONSOLIDATED BALANCE SHEETS

June 30, 2001 and December 31, 2000 *(unaudited)*

U.S. Dollars		June 30, 2001		December 31, 2000
ASSETS				
Current Assets:				
Cash and cash equivalents	$	9,224,883	$	10,108,111
Marketable securities		5,397,800		3,045,421
Deposits, advances and other		396,098		370,044
Accrued interest		10,410		53,046
Total current assets		15,029,191		13,576,622
Property, plant and equipment, net		45,516,870		44,902,369
Marketable securities		1,313,785		3,790,030
Other		1,221,580		1,233,301
Total assets	$	63,081,426	$	63,502,322
LIABILITIES				
Current Liabilities:				
Accounts payable and accrued expenses	$	358,242	$	335,103
Total current liabilities		358,242		335,103
Minority interest in consolidated subsidiaries		1,050,622		1,037,013
Total liabilities		1,408,864		1,372,116
SHAREHOLDERS' EQUITY				
Serial preferred stock, without par value				
Common shares and equity units, without par value		102,108,111		102,105,986
Less, common shares held by affiliates		(403,331)		(403,331)
Accumulated deficit		(39,947,109)		(39,487,340)
KSOP debt		(85,109)		(85,109)
Total shareholders' equity		61,672,562		62,130,206
Total liabilities and shareholders' equity	$	63,081,426	$	63,502,322

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

s/ <u>Chris D. Mikkelsen</u> s/ <u>Patrick D. McChesney</u>

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Six Months Ended June 30, 2001 and 2000 *(unaudited)*

	Three Months Ended		Six Months Ended	
U.S. Dollars	**2001**	**2000**	**2001**	**2000**
OTHER INCOME				
Interest	$ 216,227	$ 290,456	$ 449,335	$ 554,269
Gain on sale of marketable securities			103,763	
	216,227	290,456	553,098	554,269
EXPENSES				
General and administrative	315,097	299,264	564,859	562,957
Technical services	88,132	111,972	193,058	227,133
Corporate communications	78,194	55,829	142,787	112,635
Legal and accounting	39,911	18,354	63,229	51,885
Foreign currency loss	6,909	26,718	32,819	64,869
Loss on sale of marketable securities	2,506		2,506	283,507
Interest		3,511		7,170
Minority interest in net income of consolidated subsidiaries	4,968	9,666	13,609	22,652
	535,717	525,314	1,012,867	1,332,808
Net loss	$ (319,490)	$ (234,858)	$ (459,769)	$ (778,539)
Net loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.03)
Weighted average common shares outstanding	23,171,310	23,101,200	23,171,255	23,101,200

CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT
For the Six Months Ended June 30, 2001 and 2000 *(unaudited)*

U.S. Dollars

Accumulated deficit, December 31, 2000	$	(39,487,340)
Net loss		(459,769)
Accumulated deficit, June 30, 2001	$	(39,947,109)
Accumulated deficit, December 31, 1999	$	(38,176,276)
Net loss		(778,539)
Accumulated deficit, June 30, 2000	$	(38,954,815)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three and Six Months Ended June 30, 2001 and 2000 *(unaudited)*

	Three Months Ended		Six Months Ended	
U.S. Dollars	**2001**	**2000**	**2001**	**2000**
Cash Flows from Operating Activities:				
Net loss	$ (319,490)	$ (234,858)	$ (459,769)	$ (778,539)
Adjustments to reconcile net loss to net cash used by operating activities:				
Depreciation	11,060	10,845	22,307	21,812
Amortization of (discount) premium on marketable securities	2,227	(47,987)	985	(59,468)
Foreign currency loss	6,909	26,718	32,819	64,869
Minority interest in net income of consolidated subsidiaries	4,968	9,666	13,609	22,652
Net (gain) loss on sale of marketable securities	2,506		(101,257)	283,507
Changes in current assets and liabilities:				
Net decrease (increase) in current assets	(9,007)	(153,221)	16,582	(84,998)
Net (decrease) increase in current liabilities	27,234	(33,474)	23,139	(37,365)
Net cash used by operating activities	(273,593)	(422,311)	(451,585)	(567,530)
Cash Flows from Investing Activities:				
Proceeds from the sale and maturity of marketable securities	547,494	2,000,000	4,743,888	9,607,312
Purchase of marketable securities	(2,019,750)	(4,969,034)	(4,519,750)	(8,141,881)
Purchase of property, plant and equipment	(328,405)	(528,811)	(669,627)	(915,913)
Other	8,227	13,812	11,721	45,057
Net cash provided (used) by investing activities	(1,792,434)	(3,484,033)	(433,768)	594,575
Cash Flows from Financing Activities:				
Proceeds from the issuance of common shares	2,125		2,125	
Net cash provided by financing activities	2,125		2,125	
Change in Cash and Cash Equivalents:				
Net increase (decrease) in cash and cash equivalents	(2,063,902)	(3,906,344)	(883,228)	27,045
Cash and cash equivalents - beginning of period	11,288,785	8,310,910	10,108,111	4,377,521
Cash and cash equivalents - end of period	$ 9,224,883	$ 4,404,566	$ 9,224,883	$ 4,404,566

The accompanying notes are an integral part of the consolidated financial statements.

Selected Notes To Consolidated Financial Statements

1. Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the "Company") as of June 30, 2001, the results of operations for the three and six months ended June 30, 2001 and 2000, and the cash flows for the three and six months ended June 30, 2001 and 2000. The results of operations for the three and six months ended June 30, 2001 and 2000 are not necessarily indicative of the results to be expected for the full year. These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements including notes thereto included in the Company's fiscal 2000 financial statements.

2. Geographic Segments

Net Loss for the Three and Six Months Ended June 30, 2001 and 2000

	Three Months Ended		Six Months Ended	
	2001	2000	2001	2000
United States	303,661	214,939	430,445	721,843
Venezuela	15,829	19,919	29,324	56,696
Consolidated	$ 319,490	$ 234,858	$ 459,769	$ 778,539

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

> GOLD RESERVE INC.
> By: s/ Robert A. McGuinness
>   Vice President – Finance & CFO
>   August 23, 2001